UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934

EuroBancshares, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

298716101
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 298716101	Schedule 13G/A	Page 2 of 5 Pages

1	Name of Reporting Persons
I.R.S. Identification No. of Above Person (entities only).
Juan Gomez-Cuetara Fernandez
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Spain
	5	Sole Voting Power

		0
Number of	6	Shared Voting Power
Shares
Beneficially		1,108,682
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		0
	8	Shared Dispositive Power

		1,108,682
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,108,682
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

5.69%
12	Type of Reporting Person

IN

CUSIP NO. 298716101	Schedule 13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

EuroBancshares, Inc.

(b)	Address of Issuer’s Principal Executive Offices

State Road PR ─ 1, Km. 24.5
Quebrada Arenas Ward
San Juan, Puerto Rico 00926
Item 2

(a)	Name of Persons Filing

Juan Gomez-Cuetara Fernandez

(b)	Address of Principal Business Office or, if none, Residence

c/Severo Ochoa, 2
28814 DAGANZO, Madrid, Spain

(c)	Citizenship

Spain

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP No.

298716101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP NO. 298716101	Schedule 13G/A	Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	1,108,682 shares of Common Stock

(b)	Percent of Class:	5.69%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	1,108,682(1)

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	1,108,682(1)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution Group

Not Applicable

Item 10.	Certification

Not Applicable

(1)	These shares are held by a corporation which is wholly-owned by Mr. Gomez-Cuetara Fernandez.

CUSIP NO. 298716101	Schedule 13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010	/s/ Juan Gomez-Cuetara Fernandez
Juan Gomez-Cuetara Fernandez